Exhibit 99.3

Universe Pharmaceuticals INC Reports Financial Results for The First Six Months of Fiscal Year 2021

Ji’an, Jiangxi, China, August 2, 2021 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced its unaudited financial results for the first six months of fiscal year 2021 ended March 31, 2021.

Mr. Gang Lai, Chairman and CEO of Universe Pharmaceuticals INC, commented, “We are pleased to present our financial results for the six months ended March 31, 2021, which represent a strong start to our fiscal year 2021. In March 2021, we also successfully completed our initial public offerings in the United States. Despite the continued challenges and uncertainties that we faced from the COVID-19 pandemic, our revenues grew by 48.2%, driven by increases in sales volumes fueled by our growing customer base. Our focus has always been long-term growth as we execute our business strategy, which calls for increasing market share, expansion of our supply chain and sales network, and the ability to secure high quality product at competitive prices. The main catalysts for our long-term growth remain in place, giving us confidence moving in to the second half of fiscal year 2021. Our focus is to continue executing our business strategies as we leverage our strong brand and supply channels to drive further growth and improvement of our financial metrics.”

Financial Highlights for the Six Months Ended March 31, 2021

	For the Six Months Ended March 31,
($ millions, except per share data)	2021	2020	% Change
Revenues	24.3	16.4	48.2%
Income from operations	9.6	6.6	45.6%
Net income	7.1	5.1	40.9%
Earnings per share	0.44	0.32	37.5%

●	Revenues increased by 48.2% from $16.4 million in the six months ended March 31, 2020 to $24.3 million in the six months ended March 31, 2021, primarily attributable to increased sales volume of our traditional Chinese medicine derivatives (“TCMD”) products and third-party products by 3,204,716 units or 29.2%, increased average selling price of our TCMD products by $0.17 per unit or 12.8% and increased average selling price of third-party products by $0.47 per unit or 26.9%, after we resumed business operations from the COVID-19 pandemic.

●	Income from operations was $9.6 million for the six months ended March 31, 2021, representing an increase of 45.6% from an income from operations of $6.6 million for the six months ended March 31, 2020, which was caused by a combined effect of increased revenues and gross profit.

●	Net income was $7.1 million for the six months ended March 31, 2021, representing an increase of 40.9% from a net income of $5.1 million for the six months ended March 31, 2020.

●	Earnings per share was $0.44 for the six months ended March 31, 2021, representing an increase of 37.5% from earnings per share of $0.32 for the six months ended March 31, 2020.

Financial Results for Six Months Ended March 31, 2021

Revenues

Total revenues increased by $7.9 million, or 48.2%, to $24.3 million for the six months ended March 31, 2021 from $16.4 million for the six months ended March 31, 2020.

	For the Six Months Ended March 31,
	2021			2020
($ millions)	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
TCMD products sales	13.3	5.4	59.3%	7.4	3.1	57.9%
Third-party products sales	11.0	6.9	37.2%	9.0	4.7	47.0%
Total	24.3	12.3	49.3%	16.4	7.9	52.0%

Sales of TCMD products increased by $5.9 million, or 79.0%, from $7.4 million in the six months ended March 31, 2020 to $13.3 million in the six months ended March 31,2021, because the sales volume of our TCMD products increased by 58.7% from 5,760,229 units sold in the six months ended March 31, 2020 to 9,140,000 units sold in the six months ended March 31, 2021, and the average selling price of our TCMD products increased by 12.8% from $1.29 per unit in the six months ended March 31, 2020 to $1.46 per unit in the six months ended March 31, 2021.

Sales of third-party products increased by $2.0 million, or 22.6%, from $9.0 million in the six months ended March 31, 2020 to $11.0 million in the six months ended March 31, 2021. Sales volume of third-party products slightly decreased by 3.4%, from 5,219,039 units sold in the six months ended March 31, 2020 to 5,043,984 units sold in the six months ended March 31, 2021. In the six months ended March 31, 2021, due to an overall increase in the market prices of raw materials used in the manufacturing of third-party products, we paid higher purchase prices for products from third-party pharmaceutical companies and accordingly our average selling price of third-party products in the six months ended March 31, 2021 was higher than that in the six months ended March 31, 2020. Our average selling price of third-party products increased by 26.9%, from $1.71 per unit in the six months ended March 31, 2020 to $2.18 per unit in the six months ended March 31, 2021.

Cost of revenues and Gross profit

Cost of revenues increased by $4.4 million, or 56.4%, from $7.9 million in the six months ended March 31, 2020 to $12.3 million in the six months ended March 31, 2021.

Gross profit increased by $3.5 million from $8.5 million in the six months ended March 31, 2020 to $12.0 million in the six months ended March 31, 2021. Gross margin decreased by 2.7% from 52.0% in the six months ended March 31, 2020 to 49.3% in the six months ended March 31, 2021.

Operating expenses

Selling expenses increased by $463,046, or 71.7%, from $646,241 in the six months ended March 31, 2020 to $1,109,287 in the six months ended March 31, 2021, primarily attributable to (i) an increase in advertising expenses by $98,687, or 58.7%, from $168,197 in the six months ended March 31, 2020 to $266,884 in the six months ended March 31, 2021. We use outdoor billboard, magazine and social media such as WeChat and Weibo to advertise our brand and products in order to increase customer awareness. In the six months ended March 31,2021, in connection with our sales promotion of our TCMD products to targeted customers, we spent more on advertising than we did in the six months ended March 31, 2020, which led to higher advertising expenses in the six months ended March 31, 2021; (ii) an increase in our salary and benefit expenses paid to our sales employees by $193,871, or 89.2%, from $217,439 in the six months ended March 31, 2020 to $411,310 in the six months ended March 31,2021, and an increase in business travel and meals expense by $18,799 or 225.2%, from $8,346 in the six months ended March 31, 2020 to $27,145 in the six months ended March 31, 2021, primarily due to our increased sales activities during the six months ended March 31, 2021. For the same period of 2020, from early February to early March 2020, we temporarily suspended our business as affected by the COVID-19 pandemic. During the one-month temporary closure of our facilities in response to COVID-19, we reduced business travels and we only paid basic salary to our sales personnel during this period of time, which led to lower amount of salary expenses and business travel expenses in the six months ended March 31, 2020 as compared to the six months ended March 31, 2021; (iii) an increase in shipping and delivery expenses by $151,620, or 62.7%, from $241,826 in the six months ended March 31, 2020 to $393,446 in the six months ended March 31, 2021, due to our increased sales volume and sales orders fulfillment during the six months ended March 31, 2021.

General and administrative expenses increased by $241,685 or 32.5% from $743,813 in the six months ended March 31, 2020 to $985,498 in the six months ended March 31, 2021, primarily attributable to (i) our professional service fees increased by $290,805 in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020, primarily due to increased audit fee and business consulting fees in connection with our intended public offering, (ii) an increase in our office supply and utility expenses by $86,842, or 135.7%, to support our administration activities; (iii) an increase in our salaries, welfare expenses and insurance expenses paid to administration employees by $74,411, or 31.9%, because of higher amount of annual bonus was distributed to administrative staffs in the six months ended March 31, 2021 as compared to the six months ended March 31,2020, and offset by a decrease in bad debt expense by $212,291 because we accrued more bad debt expenses in period periods based on estimated accounts receivable collection trend and approximately $0.2 million bad debt accrual in prior periods has been collected in the six months ended March 31, 2021.

Research and development expenses decreased by $236,959, or 43.3%, from $547,627 for the six months ended March 31, 2020 to $310,668 for the six months ended March 31, 2021, primarily attributable to a decrease in the materials used in the R&D activities by $269,185. In the six months ended March 31, 2020, in order to develop new products and improve the formulation of several existing products, we conducted more testing on product stability and safety, and as a result, more materials were used in our R&D activities in the six months ended March 31, 2020 than in the six months ended March 31, 2021.

Other income (expenses), net

Total other expenses, net, decreased by $18,306 or 43.0%, from $42,578 in the six months ended March 31, 2020 to $24,272 in the six months ended March 31, 2021.

Provision for Income Taxes

Provision for income taxes was $2.4 million in the six months ended March 31, 2021, an increase of $0.9 million, or 64.5% from $1.5 million in the six months ended March 31, 2020 due to our increased taxable income.

Net income

Net income was $7.1 million for the six months ended March 31, 2021, representing a $2.0 million increase from a net income of $5.1 million for the six months ended March 31, 2020.

Basic and diluted earnings per share were $0.44 for the six months ended March 31, 2021, representing a change of 37.5% from basic and diluted earnings per share of $0.32 for the six months ended March 31, 2020.

Balance Sheet

As of March 31, 2021, the Company had cash of $36.0 million as compared to $10.1 million as of September 30, 2020.

Cash Flow

Net cash provided by operating activities was $1.1 million in the six months ended March 31, 2021, compared with $8.4 million in the six months ended March 31, 2020.

Net cash used in investing activities was $50,875 in the six months ended March 31, 2021, compared with $47,512 in the six months ended March 31, 2020.

Net cash used provided by financing activities was $24.1 million in the six months ended March 31, 2021, compared with $0.4 million in the six months ended March 31, 2020.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China.  For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash	$35,999,129	$10,058,202
Accounts receivable, net	17,799,597	10,871,778
Inventories, net	4,917,271	1,906,232
Deferred initial public offering costs	-	443,709
Prepaid expenses and other current assets	3,089,459	-
TOTAL CURRENT ASSETS	61,805,456	23,279,921

Property, plant and equipment, net	4,404,018	4,428,064
Intangible assets, net	178,573	174,776
Investment in equity securities	762,500	735,000
Deferred tax assets	122,342	186,537
TOTAL NONCURRENT ASSETS	5,467,433	5,524,377

TOTAL ASSETS	$67,272,889	$28,804,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,745,000	$2,646,000
Accounts payable	8,589,492	2,691,193
Taxes payable	1,436,645	1,331,749
Due to related party	3,117,081	956,492
Accrued expenses and other current liabilities	694,410	375,960
TOTAL CURRENT LIABILITIES	16,582,628	8,001,394

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 16,000,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020, respectively	67,969	50,000
Additional paid in capital	29,174,188	3,679,000
Share subscription receivable	(3,571,241)	-
Statutory reserve	2,439,535	2,439,535
Retained earnings	20,886,777	13,738,979
Accumulated other comprehensive income	1,693,033	895,390
TOTAL SHAREHOLDERS’ EQUITY	50,690,261	20,802,904

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,272,889	$28,804,298

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

REVENUE	$24,292,948	$16,388,865
COST OF REVENUE	12,304,678	7,868,761
GROSS PROFIT	11,988,270	8,520,104

OPERATING EXPENSES
Selling expenses	1,109,287	646,241
General and administrative expenses	985,498	743,813
Research and development expenses	310,668	547,627
Total operating expenses	2,405,453	1,937,681

INCOME FROM OPERATIONS	9,582,817	6,582,423

OTHER INCOME(EXPENSES)
Interest expense, net	(46,671)	(63,709)
Other expense, net	(8,227)	(674)
Equity investment income	30,626	21,805
Total other expense, net	(24,272)	(42,578)

INCOME BEFORE INCOME TAX PROVISION	9,558,545	6,539,845

INCOME TAX PROVISION	2,410,747	1,465,769

NET INCOME	7,147,798	5,074,076

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	797,643	18,877
COMPREHENSIVE INCOME	$7,945,441	$5,092,953

EARNINGS PER SHARE
Basic and diluted	$0.44	$0.32

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	16,168,956	16,000,000

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

Cash flows from operating activities
Net income	$7,147,798	$5,074,076
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	243,466	205,654
Changes in allowance for doubtful accounts	(203,253)	9,038
Inventory reserve	(76,734)	(25,483)
Deferred income tax provision	71,221	6,442
Changes in operating assets and liabilities:
Accounts receivable	(6,322,074)	2,089,969
Inventories	(2,864,911)	(2,354,137)
Prepaid expenses and other current assets	(3,098,993)	(10,267)
Accounts payable	5,801,410	3,189,657
Taxes payable	55,105	140,942
Accrued expenses and other current liabilities	305,094	54,012
Net cash provided by operating activities	1,058,129	8,379,903

Cash flows from investing activities
Purchase of property and equipment	(50,875)	(47,512)
Net cash used in investing activities	(50,875)	(47,512)

Cash flows from financing activities
Proceeds from short-term bank loans	1,220,800	-
Repayment of bank loans	(1,220,800)	-
Net proceeds from initial public offerings	21,941,916	-
Deferred initial public offering costs	-	(90,698)
Proceeds from related party borrowings	2,194,640	446,731
Net cash provided by financing activities	24,136,556	356,033

Effect of changes of foreign exchange rates on cash	797,117	(69,293)
Net increase in cash	25,940,927	8,619,131
Cash, beginning of period	10,058,202	3,177,321
Cash, end of period	$35,999,129	$11,796,452

Supplemental disclosure of cash flow information
Cash paid for income tax	$3,364,769	$1,289,194
Cash paid for interest expense	$65,775	$71,447

Supplemental non-cash financing activities:
Subscription receivable from issuance of ordinary shares under initial public offerings	$3,571,241	$-